Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-208181

February 18, 2016

PROSPECTUS SUPPLEMENT NO. 2

134,776,355 Ordinary Shares

This prospectus supplement amends the prospectus dated December 31, 2015, as supplemented on January 21, 2016 (the “Prospectus”), to allow the selling shareholders named in the Prospectus (the “Selling Shareholders”) to resell, from time to time, up to 134,776,355 of our ordinary shares. The ordinary shares covered by the Prospectus (the “Shares”) were issued by us to the Selling Shareholders in public and private offerings and in connection with our acquisition of Iglo Foods Holdings Limited and Findus Sverige AB, as more fully described in the Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on February 18, 2016, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “NOMD.” The closing sale price on the NYSE for our ordinary shares on February 17, 2016 was $7.11 per share.

Investing in our ordinary shares involves risks. You should carefully consider the risks that we have described in “Risk Factors” beginning on page 11 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any future prospectus supplement or amendment. Neither we nor the selling shareholders have authorized anyone to provide you with different information. The selling shareholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement No. 2 is February 18, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment and Resignation of Directors

Effective February 16, 2016, (i) Victoria Parry and Jeremy Isaacs have been appointed to the Board of Directors of Nomad Foods Limited (the “Company”) and (ii) Alun Cathcart and Elio Leoni Sceti have resigned as Directors of the Company. Mr. Isaacs will serve as Chair of the Audit Committee and as a member of the Compensation Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

Dated: February 18, 2016

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release, dated February 17, 2016, relating to the appointment and resignation of members of the Board of Directors

Exhibit 99.1

Nomad Foods Announces Appointment of Two New Directors

Released : Feb 17, 2016

Jeremy Isaacs and Victoria Parry Appointed Directors

FELTHAM, United Kingdom, February 17, 2016 /PRNewswire/ — Nomad Foods Limited (“Nomad” or the “Company”) (NYSE: NOMD), today announced that Victoria Parry and Jeremy Isaacs have been appointed to the Board of Directors. In addition, Alun Cathcart and Elio Leoni Sceti have announced their resignations as Directors of the Company.

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are very pleased to announce two new additions to our Board of Directors. Mr. Jeremy Isaacs and Ms. Victoria Parry bring diverse backgrounds and extensive experience that we believe will be instrumental to Nomad’s long-term success. We would also like to thank Mr. Alun Cathcart and Mr. Elio Leoni Sceti for their contributions during the early stages of Nomad’s expansion and wish them the best in their future endeavors.”

Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of both Marex Spectron and Food Freshness Technology. Mr. Isaacs is an Honorary Fellow of the London Business School and was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and currently acts as an independent non-executive director and consultant to the funds industry. Prior to the merger of Man Group plc with GLG Partners in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad produces, markets and distributes brands in 15 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Contact Details

Media Contact:

Liz Cohen

Weber Shandwick

+1-212-445-8044

liz.cohen@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com